
Mail Stop 3561

April 7, 2010

Mr. Uri Nissani
Chief Executive Officer
Defense Industries International, Inc.
8 Brisel Street
Industrial Zone
Sderot 87711, Israel

>   **RE: Defense Industries International, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 31, 2009**
>   **Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed March 29, 2010**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 31, 2010**
>   **File No. 0-30105**

Dear Mr. Nissani:

        We have reviewed your response letter dated March 18, 2010 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2008

Signatures, page 39

1. The report must be signed on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, its controller or principal accounting officer and by at least a majority of the board of directors. Any person who occupies more than one of the specified positions shall indicate each capacity in which he or she signs the report. Please confirm to us that Meira Postbinder, Tsippy Moldovan or another individual that signed on behalf of the

registrant also serves as your controller or principal accounting officer. If so, please indicate each capacity in which he or she signs the report in future filings. Otherwise, please file a complete amendment with the required signatures, and also amend Form 10-K filed March 31, 2010 to include the required signatures. The amendments should address the comments below and include the certifications required by Item 601(b)(31) of Regulation S-K. Refer to General Instruction D of Form 10-K and Exchange Act Rule 12b-15.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures, page 6
Disclosure Controls and Procedures, page 6

2. We note your disclosure in the second paragraph that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective (1) to provide reasonable assurance that information required to be disclosed by you in the reports filed or submitted under the Securities Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and (2) to provide reasonable assurance that information required to be disclosed by you in such reports is accumulated and communicated to management, including your Chief Executive Officer and Chief Financial Officer, as appropriate to allow for timely decisions regarding required disclosure. As such, please revise your disclosure in the first paragraph to state clearly, if true, that your disclosures controls and procedures are designed to provide *reasonable assurance* that information required to be disclosed in the reports you file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified by the SEC's rules and forms and that such information is accumulated and communicated to management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. In the alternative, please remove the reference to the level of assurance from your conclusion.

Exhibits 31.1 and 31.2

3. The certifications required by Rule 13a-14(a) or Rule 15d-14(a) should conform exactly to the certification set forth in Item 601(b)(31) of Regulation S-K. In this regard, paragraph 4(c) of the required certification is also presented as paragraph 4(b) and paragraph 4(b) of the required certification is omitted. Please revise to conform to the certification in Item 601(b)(31) of Regulation S-K. In the event you do not have to file a complete amendment in response to comment one above, please file an abbreviated amendment that consists of a cover page, explanatory note, Item 9A(T), signature page and paragraphs 1, 2, 4 and 5 of the certifications.

In addition, we note that Form 10-K filed March 31, 2010 includes similar certifications. Please also amend that filing as appropriate.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Accounting Branch Chief